UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
__________________
Compañía de Telecomunicaciones de Chile S.A.
(Name of Subject Company)
__________________

Compañía de Telecomunicaciones de Chile S.A.
Emilio Gilolmo López
Narcís Serra Serra
Andrés Concha Rodriguez
Fernando Bustamante Huerta
Hernán Cheyre Valenzuela
Carlos Díaz Vergara
Patricio Rojas Ramos
Benjamín Holmes Bierwirth
Marco Colodro Hadjes

(Name of Person(s) Filing Statement)
__________________

Series A Common Stock, no par value
Series B Common Stock, no par value
and
American Depositary Shares, Each Representing Four Series A Shares
(Title of Class of Securities)

American Depositary Shares (204449300)
(CUSIP Number of Class of Securities)

Cristian Aninat Salas
Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111
Santiago, Chile
(562) 691-2020

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) relates is Compañía de Telecomunicaciones de Chile S.A., a Chilean sociedad anónima (the “Company”).  The address of the principal executive offices of the Company is Avenida Providencia 111, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (562) 691-2020.

This Schedule relates to the Company’s Series A Common Stock (the “Series A Shares”), no par value, Series B Common Stock (the “Series B Shares” and, together with the Series A Shares, the “Shares”), no par value, and the American Depositary Shares each representing four Series A Shares (the “ADSs”).  As of September 26, 2008, there were 873,995,447 Series A Shares outstanding, including 168,749,071 Series A Shares evidenced by ADSs, and 83,161,638 Series B Shares outstanding.

Item 2.  Identity and Background of Filing Person.

The Company’s name, business address and business telephone number are set forth in Item 1 above.  In addition to the Company, the following individuals, who together constitute the entire board of directors of the Company (the “Board”) and two alternate directors of the Company, are persons filing this Statement along with the Company (together with the Company, the “Filing Persons”):

Emilio Gilolmo López, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020	Carlos Díaz Vergara, alternate director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020
Narcís Serra Serra, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020	Patricio Rojas Ramos, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020
Andrés Concha Rodriguez, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020	Benjamín Holmes Bierwirth, alternate director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020

Fernando Bustamante Huerta, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020	Marco Colodro Hadjes, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020
Hernán Cheyre Valenzuela, director c/o Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone 562-691-2020

This Schedule relates to the tender offer disclosed in a Schedule TO, dated September 17, 2008 (the “Schedule TO”), of Inversiones Telefónica Internactional Holding Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefónica, S.A. (“Telefónica,” and together with the Purchaser, the “Bidders”), a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain, to purchase (1) any and all outstanding Shares, other than Shares currently owned by Telefónica Internacional Chile S.A. (the parent company of Purchaser and an indirect wholly-owned subsidiary of Telefónica, hereinafter “TICSA”), from all holders of Shares resident in the United States (“U.S. Holders”) and (2) any and all outstanding ADSs (such offer, the “U.S. Offer”) at a purchase price of 4,000 Chilean pesos per ADS, 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated as of September 17, 2008 (the “Offer to Purchase”), and the related letters of transmittal.  The purchase price will be, in each case, payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette in Chile on the expiration date of the U.S. Offer.  Through a concurrent offer in Chile, the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. Holders (such concurrent offer, together with the U.S. Offer, the “Offer”).

On September 11, 2008, the Bidders announced their intention to make the Offer and on September 17, 2008, the Bidders made the Offer to Purchase to our shareholders and filed the Offer to Purchase with the Securities and Exchange Commission (the “SEC”).  The Offer is scheduled to expire at 11:00 p.m. New York time on October 16, 2008.

The Bidders’ address, as set forth on the Schedule TO, is Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

Five of the seven current directors of the Company are affiliates of Telefónica.  These five directors are: (1) Emilio Gilolmo López, (2) Narcis Serra Serra, (3) Andrés Concha Rodríguez, (4) Fernando Bustamante and (5) Marco Colodro, all of whom were appointed by Telefónica at the 2007 annual meeting of the Company’s Shareholders except for Andrés Concha who was appointed by Telefónica at the April 27, 2008 meeting of the Board.  Five of the seven alternate directors of the Company are affiliates of Telefónica.  These five alternate directors are José María Álvarez−Pallate, Manuel Álvarez−Trongé, Mario Eduardo Vásquez, Alfonso Ferrari Herrero and Raúl Morodo, all of whom were appointed by Telefónica at the 2007 annual meeting of the Company’s

Shareholders, except for Raúl Morodo who was appointed by Telefónica at the April 27, 2008 meeting of the Board.  The Bidders have indicated in the Offer to Purchase that they expect that such persons will retain their respective positions at the Company following completion of the Offer.  In addition, the following directors of the Company own Shares or ADSs: Marco Colodro (2 Series B Shares) and Alfonso Ferrari (1 Series B Share).

Emilio Gilolmo López is a member of the board of directors of the following companies, each of which is an affiliate of Telefónica: Atento Chile S.A., Telefónica Larga Distancia S.A., Telefónica Empresas Chile S.A. and Telefónica Internacional Chile S.A.

Narcis Serra Serra is a member of the board of directors of the following companies, each of which is an affiliate of Telefónica: Telefónica Internacional SAU and Telecomunicaçoes de São Paulo, S.A.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Company Board

Pursuant to Chilean law, each individual member of the Board (identified in Item 2(a) above) must express in writing its reasoned opinion as to whether the Offer could be in the interest of the Company’s shareholders.  Chilean law does not require each individual member of the Board to recommend that shareholders accept or reject the Offer.  Furthermore, the Company has been informed by the Superintendencia de Valores y Seguros that Chilean law only contemplates the delivery by each member of the Board of the individual reasoned opinion referred to above and does not contemplate a recommendation of the Board, acting as such, that the shareholders accept or reject the Offer.  The Board, acting as such, therefor has not expressed an opinion and remains neutral with respect to the Offer.  Each member of the Board and two of the Company’s alternate directors, who are not obligated by Chilean law to provide a recommendation, Carlos Díaz Vergara and Benjamín Holmes Bierwirth, each acting in his individual capacity, has expressed in writing his reasoned opinion that the Offer might be in the interest of the Company’s shareholders.  The factors and reasons considered by each member of Board, Carlos Díaz Vergara and Benjamín Holmes Bierwirth are described in their respective opinions.  English translations of such opinions are attached as Exhibit (a)(i) to this Schedule.

Each member of the Board, Carlos Díaz Vergara and Benjamín Holmes Bierwirth notes that his individual reasoned opinion should not be relied upon as investment advice or in making a determination as to whether to sell or hold Shares or ADSs and advises shareholders instead to seek independent financial advice to the extent they deem it necessary.

After reasonable inquiry and to its best knowledge, each of the Company and each Filing Person understands that no director of the Company intends to tender, sell or hold ADSs or Shares and that certain executive officers of the Company intend to tender to the Purchaser all ADSs or Shares held by such executive officers pursuant to the Offer.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

Neither the Filing Persons, nor any person acting on any of their behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the ADSs or Shares have been effected during the past 60 days by the Filing Persons or, to their knowledge, by any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.

Item 8.  Additional Information.

None.

Item 9.  Exhibits.

(a)(1) English translations of the opinions delivered by each member of the Board.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 30, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/s/ Isabel Margarita Bravo C.
	Name:	Isabel Margarita Bravo C.
	Title:	Financial Director

/s/ Emilio Gilolmo López
Name:	Emilio Gilolmo López
Title:	Director

/s/ Narcís Serra Serra
Name:	Narcís Serra Serra
Title:	Director

/s/ Andrés Concha Rodriguez
Name:	Andrés Concha Rodriguez
Title:	Director

/s/ Fernando Bustamante Huerta
Name:	Fernando Bustamante Huerta
Title:	Director

/s/ Hernán Cheyre Valenzuela
Name:	Hernán Cheyre Valenzuela
Title:	Director

/s/ Carlos Díaz Vergara
Name:	Carlos Díaz Vergara
Title:	Alternate Director

/s/ Patricio Rojas Ramos
Name:	Patricio Rojas Ramos
Title:	Director

/s/ Benjamín Holmes Bierwirth
Name:	Benjamín Holmes Bierwirth
Title:	Alternate Director

/s/ Marco Colodro Hadjes
Name:	Marco Colodro Hadjes
Title:	Director